Filed by PRA Health Sciences, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: PRA Health Sciences, Inc.

Commission File No. 001-36732

Date: May 20, 2021

The following communication was made by PRA Health Sciences, Inc. to its employees on May 20, 2021, including a transcript of the video embedded in the communication.

Integration Newsletter Email Copy

Date: Thursday, May 20 – 9:30 a.m. ET

Subject: Please Read: Newsletter from Integration Management Office

From: PRA Executive Leadership Team

PRA Team –

Attached to this email is the Integration Management Office’s first monthly newsletter, which provides critical information for all PRA and ICON employees about integration planning and Day One updates.

Please review this newsletter at your earliest convenience, as it will answer several questions about Day One from the perspective of the Human Resources, Information Technology and Facilities workstreams.

Once you have reviewed, please consider answering the short, anonymous survey at the end of the newsletter. The communications team would like to understand your thoughts and preferences as we plan for the acquisition closing and Day One of the combined organization.

Thank you,

PRA Executive Leadership Team

On behalf of the IMO and Communications Workstream

Integration Update20 May, 2021Welcome to the first Integration Newsletter!In line with our commitment to keeping you regularly updated on news and developments regarding the integration of ICON and PRA, we will be distributing a monthly newsletter. Our integration planning is well underway and several workstreams are working diligently on plans to ensure the smooth integration of both companies. We have been very impressed by the collaboration demonstrated by employees from both organisations who are leading these workstreams, and we look forward to keeping you updated on their progress over the months ahead. As we move toward acquisition close, which we currently estimate to be in July, our main focus is on ensuring business continuity and no disruption to customer studies. We also recognise that employees have a number of questions about the impact of the integration on them personally, so we will share as much information as possible as we move through integration. In this first newsletter, we have included updates from the HR, IT and Facilities workstreams that address the top employee questions.

New Combined Organisation Leadership Team

Last week, ICON CEO Steve Cutler announced the new leadership team for the combined organisation, which takes effect at the acquisition close. This team includes leaders from the legacy ICON and PRA organisations and is united by shared values, dedication to serving our customers, and the development of our greatest strength – our employees.

Leadership Team



Steve Cutler
Chief Executive Officer



Barry Balfe
President Global Operations (Large Pharma)



Tami Klerr
President Global Operations (Biotech/SMID)



Samir Shah
President Global Strategic Solutions



Nuala Murphy
President Global Specialty Solutions



George McMillan
Chief Commercial Officer



Kent Thoelke
Chief Innovation Officer



Brendan Brennan
Chief Financial Officer



Diarmaid Cunningham
Chief Adminstrative Officer & General Counsel



Tom O'Leary
Chief Information Officer



Joe Cronin
Chief HR Officer



Simon Holmes
EVP Coporate Dev't & Integration Lead

To help you get to know your new leadership team, we have created short bios for each leader, which ICON team members can access here. PRA team members can access the bios via InsidePRA here.



Earlier this week, Steve shared a video where he discussed the team he has assembled, how they will work together upon closing, and when we can expect to see some of the integration plans coming into effect, post-close.

View the Q&A video via the links below:

ICON TEAM

PRA TEAM

2

Our Integration Guiding Principles

Becoming the leading healthcare intelligence and clinical CRO starts with strategy and culminates in execution


Customer First
Focus on Day One
Hit Established Goals
Best of Both
Make it Happen
Our customers come first; contemplate how all decisions will impact customers
We will plan for Day One first; maintaining business continuity is a priority
Continue to deliver and exceed targets set for current year
Consider all options; we are stronger if we leverage the talent and best of both companies
Remain on the front foot; in the market and with our customers. Don't wait for it to happen. Make it happen.

Our talented team of professionals form the backbone of this strategy

In conversation with Simon Holmes and Harris Koffer

IMO leaders, Simon Holmes and Harris Koffer, shared their thoughts on several questions submitted by employees. Here's what they had to say:

Integration Approach
PRA – LINK | ICON - LINK

What's Not Going to Change on Day One
PRA – LINK | ICON - LINK

Assessing our Culture
PRA – LINK | ICON - LINK

Driving Innovation
PRA – LINK | ICON - LINK

3

How We Are Progressing with Integration PlanningIntegration Workstreams are guiding our planning efforts across both PRA and ICON teams.4

Below is an overview of some milestones and updates on decisions that have been made, as we plan for Day One.Acquisition Approval by Regulatory Authorities and Shareholders • We are on track towards closing the deal and anticipate that this will happen in July. • We expect to be notified of the results of shareholder votes in mid-June, which is one of the final milestones necessary to complete ICON’s acquisition of PRA.Compensation & Benefits • Upon closing, employee compensation, benefits, systems, and infrastructures will not change on Day One. • HR colleagues from PRA and ICON will work together after closing to evaluate current reward practices to ensure compensation and benefits policies for the combined company are aligned with a culture of rewarding for performance. We will continue to keep all employees updated on any changes and harmonisation that may take place over time.Facilities • For both ICON and PRA employees, your work location will not change on Day One. • A review of the global office footprint of both organisations is currently underway to enable us to create an office infrastructure that is fit for purpose and supports employee engagement and enablement. We will keep employees updated as decisions regarding offices are made. • The COVID-19 pandemic continues to be a health and safety priority for ICON and PRA. Employees should continue to follow the current guidelines from their office leaders and directives from their home country.Information Technology • On Day One, existing email addresses, network logins and collaboration tools will not change for ICON- or PRA- issued laptops, PCs or devices. • To facilitate increased enablement on Day One, Microsoft Outlook will include email addresses, employee calendars, and presence information from both legacy organisations and users will also be able to instant message their colleagues across ICON and PRA. • Systems used for clinical studies will stay the same on Day One; this is to ensure business continuity and that both ICON and PRA teams can meet deadlines on their respective client deliverables.5

Share Your Opinion

Assessment of our Culture

ICON and PRA employees will be asked to complete a Culture Survey that will help us understand the similarities and differences between the two organisations. The information you provide will be used to understand the sources of strength of our current cultures, will allow us to create a common language to articulate our culture, and ultimately will help us define the behaviors that will help grow our combined organisation. More information will be communicated as we roll out the survey.

Pulse Check

In each newsletter, we will include a quick survey to enable us to gauge your thoughts on the combination of both companies, how we are managing the integration, and how we are communicating updates to you. Please share your feedback with the Communications Team by completing this month's 2-minute survey via Survey Monkey. Your responses are completely anonymous.

***Click here to take this month's Pulse Check Survey.**

Thank you for your attention and support as we continue integration planning and look toward Day One.

Questions?

Send general questions and comments related to the pending acquisition to the respective ICON and PRA email accounts:

- PRA – PRAemployeeQuestions@prahs.com
- ICON – Ask@iconplc.com

You may also contact your HR Representative/Business Partner with any specific personal questions that may come up. Until closing, PRA and ICON remain independent companies, operating business-as-usual.

Forward-Looking StatementCautionary Note Regarding Forward-Looking Statements This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between ICON public limited company, a public limited company in Ireland (“ICON”) and PRA Health Sciences, Inc., a Delaware corporation (“PRA”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding ICON’s and PRA’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of ICON’s and PRA’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite ICON and PRA stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; lit igation relating to the potential transaction that has been or could be instituted against ICON, PRA or their respective directors; the effects of disruption to ICON’s or PRA’s respective businesses; restrictions during the pendency of the potential transaction that may impact ICON’s or PRA’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on ICON’s or PRA’s stock prices; transaction costs; ICON’s ability to achieve the benefits from the proposed transaction; ICON’s ability to effectively integrate acquired operations into its own operations; the ability of ICON or PRA to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of ICON’s or PRA’s control (including public health crises, such as pandemics and epidemics); risks regarding PRA’s ability to maintain large customer contracts or enter into new contracts; PRA’s ability to attract suitable investigators and patients for its clinical trials; PRA’s ability to keep pace with rapid technological change; PRA’s potential liability if a patient is harmed; and the factors set forth under the heading “Risk Factors” of ICON’s Annual Report on Form 20-F and PRA’s Annual Report on Form 10-K and most recent Quarterly Report on Form 10-Q, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither ICON nor PRA assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.No Offer or Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.Important Information for Investors and Stockholders In connection with the potential transaction, ICON has filed a registration statement on Form F-4 (File No. 333-254891) with the SEC containing a prospectus of ICON that also constitutes a proxy statement of each of ICON and PRA. The registration statement, as amended, was declared effective, by the SEC on April 28, 2021. Each of ICON and PRA commenced mailing copies of the definitive joint proxy statement/prospectus to stockholders of ICON and PRA, respectively, on or about April 28 , 2021. ICON and PRA may also file other documents with the SEC regarding the potential transaction. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that ICON or PRA have filed or may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF ICON AND PRA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by ICON or PRA through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ICON are available free of charge on ICON’s website at https://www.iconplc.com and copies of the documents filed with the SEC by PRA are available free of charge on PRA’s website at https://www.prahs.com/. Additionally, copies may be obtained by contacting the investor relations departments of ICON or PRA.7

ICON and PRA and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of ICON is set forth in its annual report on Form 20-F, which was filed with the SEC on February 24, 2021. Information about the directors and executive officers of PRA is set forth in its Amendment to Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, which was filed with the SEC on March 30, 2021. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction are included in the registration statement and joint proxy statement/prospectus and other relevant materials filed with the SEC.The term “PRA” and such terms as “the company,” “the corporation,” “our,” “we,” “us” and “its” may refer to PRA Health Sciences, Inc., one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.8

Getting to know your new Leadership TeamLeadership Bios 20 May, 2021ICON | PRA Health Sciences | Integrating the best of both

ICON | PRA Health Sciences | Integrating the best of bothHi, I’m Steve Cutler, Chief Executive Officer of ICON, and it’s an honour for me to lead the combined company. I have been in the CRO industry for over 25 years, and I was in the pharma industry for about 8 years before that. I joined ICON in 2011 and have led the company for the last 4 years. Prior to ICON, I was CEO of Kendle (acquired by INC Research, now Syneos, in 2011) and I also held various senior leadership roles in Quintiles (IQVIA) and Sandoz (Novartis). I am an operations guy and have been lucky to work in various parts of the world throughout my career, including South Africa, the UK and the US, where I’ve lived for the last 20 years. I am Australian by birth and in my younger days represented Australia in 40 rugby test matches between 1982 and 1991. The experiences in my sports career have helped shape my professional career, and anyone who works with me knows how much I value teamwork, collaboration, hard work, resilience and agility. I’ve been married to Carolyn for 31 years and have two adult children, Ben and Emily. Away from the office, I enjoy golf, rugby, reading and DIY. I am extremely proud to lead ICON and very excited to have the opportunity to work with all of you to create the world’s leading healthcare intelligence and clinical CRO. We are combining from positions of strength in an expanding market and we have exceptionally talented and experienced teams to help create a really special company. I look forward to harnessing this talent and to enabling employees to develop long and rewarding careers at ICON

Brendan Brennan, Chief Financial Officer  Hi, I’m Brendan Brennan, Chief Financial Officer of ICON, and I greatly look forward to working with you all as we combine our two great organisations.I’ve been in the CRO Industry for the past 16 years, all of that time working with ICON, and I took on the CFO role in late 2011. It’s been my great privilege to participate in this extraordinary industry, as CROs have grown massively and transformed the clinical development process. Prior to ICON, I worked in the building materials industry and began my career in professional accounting with PwC.First and foremost, I like many of us, am a family man, I met my wife Muireann when I was 13 and eventually convinced her to marry me 17 years ago this year. I have two children, both teenagers, Benjamin and Amelia, so it’s a busy and exciting household.When I think about the this next phase of our companies’ stories, I am really struck by the opportunity that our combination represents. We have the chance to create an industry leading company in clinical development at a time in world history when the importance of fast, high quality drug development is at the forefront of all minds.I, along with Simon and Harris, will be working closely on the integration of our two companies and I have been so delighted at how folks from both companies have already hit the ground running. Your focus, dedication and collaboration has already amazed me and I look forward to that continued energy, driving us to become the biggest and best healthcare intelligence and clinical CRO in the world!

Barry Balfe, President Global Operations (Large Pharma) Hi, I’m Barry Balfe, taking on the role of President of Global Operations and am greatly looking forward to leading our efforts to expand in the large Pharma space.A chemist by training, I have been in the clinical research industry for over twenty years and have worked in Pharmacovigilance, regulatory safety, commercial and clinical operations. In recent years, I was privileged to lead the DOCS team during a period of rapid growth and transformation.I have been married to Aine for 15 years and have two children, Anna & Conor. We have welcomed the opportunity to live and work in France, the UK, the Netherlands and the US but we are also glad to be moving back home to Ireland this year. Outside the office, I am a fan of rugby, football, music and cooking and am happy to escape the city at weekends to spend some time in the wild.Having spent many years competing with PRA, I am impressed by the quality, culture and agility of the organisation. I am excited about helping to shape the mutual respect we earned as competitors into a strong collaboration as colleagues. I am convinced that, at our best, our combined strength can set a new standard for excellence in the CRO industry.

Tami Klerr, President Global Operations (SMID Pharma / Biotech) Hello, I am Tami Klerr, and I will be taking on the leadership role of President, Global Operations, for the small and mid-size pharma and biotech segments. As our industry evolves, it will be critical for the combined company to showcase a specialised R&D approach for the SMID/biotech segments. These partners want superior service and an external partner to help them navigate an increasingly complex and competitive market. My career in drug development has spanned close to 30 years. In that time, I’ve worked in a variety of roles – my very first experience was as a healthy subject in a Phase 1 trial with Wyeth, to my most recent as Chief Business Development and Marketing Officer at PRA. Moving back into an operational leadership role will ignite wonderful memories of my time as a CRA, working on many different therapeutic areas, including infectious disease, pediatrics, immunology, oncology and women’s health. Prior to PRA, I worked as VP of Clinical Ops & Development at InfaCare, and also spent 13 years with PPD as a part of their senior leadership team. All of these experiences have shown me that it’s the people who matter most in our business. Working closely with clients and partners to serve patients and bring drugs to market faster and more effectively remains my purpose and the reason this new venture is so exciting. I am delighted to see the passion and agility of the teams from both PRA and ICON as we start on this new journey together. When I’m not working, I enjoy spending time with my two daughters, Madi (18) and Morgan (16), both of whom are avid equestrians. We love to travel and look forward to when we can again. I also enjoy skiing, playing golf (badly ) and any adventures I can find. I’ve even taken a ride in a fighter jet, but that is a whole story for another time.

Samir Shah, President Global Strategic Solutions Hello, I am Samir Shah, currently Executive Vice President and President of the Strategic Solutions Division (SSD) and Global Regulatory Affairs at PRA. I have been in the biopharmaceutical research industry for more than 25 years; 20 years have been dedicated to the FSP and embedded markets. My areas of expertise include developing customised strategic sourcing models, supporting change management, and optimising operating structures.I joined PRA as part of the legacy RPS organisation and was instrumental in pioneering the Embedded™ sourcing and Workforce Transformation models. In order to meet the demands of an ever-changing industry, we developed blended model solutions to meet the evolving needs of our biopharmaceutical partners. I am proud of the innovative solutions we have created on behalf of our clients.My favorite pastimes include traveling the world, sampling different cuisines, and meeting new people. I am based in Philadelphia and enjoy taking in all of the sites and activities the City of Brotherly Love has to offer. I enjoy taking Zumba and boxing classes and attending live music events; you may even find me behind a karaoke mic or on the dance floor. More than any of these activities, though, I love spending time with my daughter and two sons.I am thrilled to have the opportunity to join ICON and lead the combined team of PRA SSD, ICON Functional Services (IFS), and Government & Public Health Solutions (GPHS). Together, we will continue to revolutionise the biopharmaceutical space. Our combined organisation will be best-in-class, provide even more opportunities for our employees, and continue to improve the lives of patients.

Nuala Murphy, President Global Specialty Solutions  Hi, I am Nuala Murphy, currently President of Clinical Research Services and soon to be President of Global Specialty Solutions.I joined ICON in 2012 to lead the clinical & data management organisations. Soon after, I assumed responsibility for Clinical Research Services, while providing oversight of the Asia Pacific region. Prior to joining ICON, I held multiple leadership positions at IQVIA (then Quintiles), including leading the CNS and internal medicine divisions. I commenced my CRO career in health economics at Benefit International, a company that was in turn acquired by Quintiles.I was born and bred in Dublin, educated at Trinity College Dublin, conducted my PhD in neurochemistry at the University of Leeds, followed by a post-doctoral position at the Collège de France in Paris. I continue to reside in Paris and in my free time paddle surf off the coast of West Africa.Having spent many years running Phase II and III global trials, it is a pleasure to assume responsibility for Early Phase & Bioanalytics, Commercialisation & Outcomes, Site & Patient Solutions, the Central Laboratory and Decentralised Trial operations. I fundamentally believe that PRA has paved the way in developing a decentralised platform for mobile health. This, combined with our home health capabilities and site network, is truly differentiating, allowing us to shape the future of clinical research across all phases of development.

George A. McMillan, Chief Commercial Officer Hello. I am George McMillan, Chief Commercial Officer of ICON. I am looking forward very much to the opportunity and challenge to partner with all of you in bringing our combined capabilities to sponsors and patients on a global basis.I joined ICON in 2012, initially as the Executive Vice President of Finance Operations, a position I held until I was appointed Chief Commercial Officer in March 2017. Prior to ICON, I was the CFO of PharmaNet Development Group, which was acquired by Inventiv.Before entering the clinical research industry in 2010, I held senior operations and finance positions in a series of interesting international businesses, with a particular focus on technology-related professional services. I served as CEO of Palladium Group, a global leader in corporate performance management software and consulting; CFO and CEO of CMGI, the internet holding company, for which I was named Mass HighTech Turnaround CEO of the Year; and CFO/COO of Renaissance Solutions, a strategic consulting and technology services company. In addition, I have also been CEO of BMG Direct, the North American music distribution division of Bertelsmann, A.G., as well as CFO or COO of several direct-to-consumer businesses early in my career.I hold a Bachelor of Arts degree in Economics from Stanford University, a Doctor of Law from Harvard Law School and a Masters of Business Administration from Harvard Business School.

Kent Thoelke, Chief Innovation Officer Hi, I am Kent Thoelke, and I am thrilled to say that I will soon be taking on the role of Chief Innovation Officer once the deal closes.I have spent my entire career (over 30 years now) in the healthcare and drug development industry. Luckily, for almost 20 of those, as I spent most of my life on planes, trains, and automobiles traveling the globe for work, working long hours and weekends, I have had the love, patience and support of an amazing husband, Kevin.I have been incredibly honored to be a part of an industry that has had such an incredible impact on patients’ lives worldwide. I spent much of my early career in oncology drug development, and then during the AIDS crisis, I moved into working directly with global HIV patients – and I saw our industry literally saving patients lives. Over the years, my dedication to driving efficient, patient-focused drug development only grew, as I lost several family members to cancer.In the last 10 years, I have shifted my focus to data, technology and innovation as drivers to modernise clinical trials. I focused on practical applications of real world data, and it’s also become clear that the next wave of patient innovation would be mobile health and remote patient care – thus my focus pivoted to optimising the use of mobile technology and wearables into the clinical research and drug development process.I am incredibly honored to be able to continue this mission as the new Chief Innovation Officer as we lead the CRO industry in helping to modernise patient healthcare. I am so excited about the future of the combined org and the incredible impact we will have on patients’ lives around the world.

Hi, I’m Joe Cronin, Chief HR Officer and responsible for designing and implementing people practices and building organisational leadership and culture to enable ICON to execute its strategy.I joined ICON in 2014 and am proud to work for a company that has such a positive impact on peoples’ lives. I studied HR and Business in university and have worked in HR for all of my 20+ years career. Prior to ICON, I gained HR experience in a variety of global industries, including ten years at the Kellogg company in a number of regional and global HR leadership roles. In the early part of my career, I worked with the General Motors (GM) Corporation and Computer Sciences Corporation (CSC). I have also had the opportunity to work in the US, South Africa and the UK for periods of time, which has given me an appreciation for different cultures and ways of working.I live in Dublin, Ireland and am husband to Martha and dad to three busy boys, Dylan, Kian and Oisín. I am an avid runner and also enjoy a number of cross training activities, as well as a bit of cycling. I also am a big fan of Gaelic games, rugby and football and play a bit of guitar (badly!)I am really excited about the opportunity to lead the HR function. Our people are our greatest asset and are the driving force behind our companies’ successes. I look forward to further developing the strong people practices, continuous learning and development cultures and talent development initiatives that exist in both companies, so that we can continue to develop our people and enable them to have long and rewarding careers in the combined company.

Hi, I’m Tom O’Leary, Chief Information Officer and responsible for ICON’s Information Technology capabilities, which enable the organisation to help our customers accelerate the development of drugs and devices that save lives and improve the quality of life.I joined ICON in 2001 and during that time, I have led the Global Data Management, Central Laboratory, and Information Technology groups. Each of these opportunities has enabled me to obtain a broad understanding of ICON’s services. Prior to joining ICON, I worked for GSK in London for 7 years, where I experienced drug development from a pharma perspective.I’ve always been very proud to work for ICON. ICON provides an environment where new challenges and opportunities are presented on a regular basis, which affords numerous opportunities for people to develop their skills, expertise and ultimately their career.I’m also a proud Irishman, and live in Kildare with my wife and 2 children. In my spare time I enjoy skiing, both on snow and water.I am really looking forward to continuing to lead the Information Technology group at ICON and to further develop our systems and applications in the provision of healthcare intelligence and clinical development services.

Hi, I’m Diarmaid Cunningham, Chief Administrative Officer & General Counsel. I am responsible for Legal, Quality Assurance, Client Contracts Services (work orders & change orders), Facilities (real estate) and Procurement.I joined ICON In 2009 after spending 10 years in a large corporate law firm. I enjoyed my law firm days but, as an external lawyer, you work for your clients on mergers & acquisitions etc. but you are never really part of that client – you get hired for a deal and then you don’t see the client again until the next deal. I wanted to join and be part of a company where I could be closer to the business and to colleagues who are internal clients.I was lucky to join ICON as General Counsel in 2009 as I strongly believe in ICON and what ICON does. Both PRA and ICON have a positive impact on people’s lives through the medicines we help to develop and that’s a real motivator for me.I’m Irish and Canadian (born and lived in Canada), spent 5 years in the US with ICON, have also lived in Australia and London and these days I am in Dublin with my wife and 4 kids (numbers 3 and 4 were twins which was a shock at the time!).The CAO group will aim to deliver strong service to our internal customers (our ICON & PRA colleagues) and also our sponsors. I am looking forward to meeting our new PRA colleagues and embarking together on the interesting and challenging (in a good way) journey that lies ahead, as we bring these 2 great companies together and create wonderful career opportunities for employees.

Hi, I’m Simon Holmes, responsible for ICON’s M&A strategy and currently leading the integration office as we look to combine the best of ICON and PRA. In this role I am working side by side with Harris Koffer from PRA.I joined ICON in 2005 and have served on our leadership team since 2008. I have been incredibly proud of how ICON has evolved over that time and always respected PRA as a great competitor. I am excited about the opportunity our combined business has to become the market leader and the impact we can have on patients globally.Prior to ICON, my career began in telecoms and Information technology firms, including Microsoft, Logica and Cable & Wireless. Mixed in with that was a stint playing professional rugby in England and Scotland. I still love most sports, although my rugby days are well and truly behind me!I was born In the Lake District of England, with a Scots/Italian mother, but having married an Irishwoman, Jacqui, and living in Dublin for over 20 years, I am now a proud Irishman with 4 children (Emma 21, Sarah 19, Max 17 and Julia 14).In my role as Integration Lead, I have been really inspired by the levels of collaboration between the ICON and PRA teams. The integration will take time and won’t always be easy, but if we approach the challenge with the openness and team-work I have seen so far, we will be successful in over-coming any issues we face.The integration is only the beginning of the next chapter of the ICON and PRA story and I look forward in my M&A role to bringing in new capabilities and services in the future.

Video Transcript of Integration Q&A

Simon Holmes, Integration Lead, ICON

Harris Kofler, Integration Lead, PRA

Q	Our Overall Approach to Integration

Simon Holmes: This is a big, large complex task for everybody, and I say everybody because it has got to be a collective team effort. I am involved around orchestration, making sure as a collective we are hitting the key tasks we need to hit and helping to resolve issues when they need to be resolved, helping to bring our organisational knowledge to the integration in order to find the quickest and smoothest way to get decisions made. It is a marathon and not a sprint and it is about focusing our time on key issues, for example, at the moment we have 50 or 60 days to close the transaction so we need to get people thinking about Day One and what happens on Day One. As we move towards Day One, we will start thinking beyond the horizon into the next 30 days, 100 days and beyond. Our role is to put up some structure behind that, a lot of work streams whether they be functional, operational, and making sure we have the right folks on those teams. They are the experts, the people who really know what needs to happen in those functions. Our role is to help them, be supportive to them and help them make decisions when decisions need to be made.

Harris Kofler: I just want to echo what Simon said, I said on a committee meeting yesterday that I couldn’t have picked a better partner in Simon. We work really well together. I do want to highlight the fact that integration is a very complex process particularly for organisations of our size and there is a lot of work to be done before we close. I would also say that it won’t be perfect, there will be bumps along the road for sure, but we are trying to be flexible, facile and course correct as we move through the process. But we are meeting frequently and doing our best to communicate to the rest of the organisation how we are doing on an ongoing basis. I know a few of you aren’t part of workstreams yet or else your workstreams haven’t kicked off, we will talk about that obviously but some streams we will be dealing with later than others. We are waiting on Steve Cutler to finalise the organisational design, but we all remain focused on the same important key principles; continuing to execute for our clients, being ready for day 1. To quote Gene Kranz from Apollo 13, ‘failure is not an option’ for us, we need to meet the goals that have been set for us and we need to make sure we are leveraging the best of both companies. As you have heard Steve say, we need to make it happen.

Q	Assessing our culture.
Simon Holmes: We are a people business, so culture is at the heart of what we do, and I think it is important to recognise that culture is not static. In the time I have been here, both ICON and PRA have evolved from small to medium to large companies, so clearly in that time our cultures have evolved. We have made many acquisitions and as you make acquisitions, they bring something new to the organisation. It is true to say that in this particular transaction between two large organisations, what will come out at the end will be a hybrid culture of both companies and we have to think about that. It is not one company imposing their culture on another, it is about how we blend them together. At the same time while we are all united by some common values and when I have worked with the PRA people I have met, collaboration and sharing the same passion for what we do in common, but I am sure there are also a lot of things that we do differently. How things happen in one organisation will be different to how it happens in another. I think job number one is to understand that and to note those differences and see where they manifest themselves from. One of things that will be important to the combined organisation is a process of listening and understanding as we come together and find out more on a detailed, functional level. There is going to be some activity going on to know what you are part of and others such as Laurie, Joe and Tina will be looking at listening to the combined organisation about what is important to them through surveys, focus groups and lots of other activities. Through that listening from the bottom up and thinking about the differences at an operational and at a functional level, we will chart a way to bring the best of the both from a cultural perspective and then at some point that will come down onto a piece of paper about cultural values. To me it is more than words on paper, it is about behaviours and what we expect, how the leaders act and how we reward people for those behaviours. That is how we will be framing the culture moving forwards. I see a lot of optimism from that because all I have seen so far is a good commonality about how we think about things and even though there may be differences in terms of details when you get below that.

Q	What’s not going to change on Day One.

Simon Holmes: As you can imagine, there is a fair amount of parallel running for the two organisations so things like employee T&C’s, key benefits etc, they are not going to change on day 1. For the operational groups, operational processes as we evolve in the future, we will have to look at how our systems infrastructure will be. Tom and James have done a huge amount of work on mapping systems, we are not going to be changing those systems in 50 days frankly. So clearly, we will be running on the same systems and processes. Going back to what Harris said about guiding principles, customers come first and business continuity all of that applies - keep doing what we are doing in many of the same ways. Once we get past Day One and leaders come together then we can start thinking about how does that combined organisation start to evolve in the future. We still have to bring in systems and processes, road maps etc., but very clearly, I think the message is loud and clear that in the majority of cases things will continue to run as they do today. Albeit there will be some areas where we will look to see how we can glue the organisation together a bit more coherently. Things like communications, having a common platform to post communications on Day One and also very importantly from a customer perspective how do we triage opportunities so not to confuse customers so they know the right people to contact from a sales perspective and an operational perspective. I would say the majority of things on day 1 are going to be the same, particularly for employees, they will be worried about terms and conditions and benefits which won’t be changing on Day One.

Q	Driving Innovation.

Harris Kolfer: I would start by saying the current clinical development paradigm is not sustainable. The process from bringing a product from research through to marketing is a far too risky, in fact 1 in 10 products that make it into clinical development phase one actually make it onto the market. It takes far too long to bring cures to patients, and it is far too costly. When began my career in clinical research, it took 12 to 16 years to bring a product through from discovery to marketing and today it still takes the same amount of time. This is not sustainable, and it is hard to believe that we haven’t discovered some efficiencies during that process. We are seeing some of the changes now, being able to bring a vaccine to market in record time is an example of what the industry can do with proper investment focus and making processes more efficient. When we think about that we need to position ourselves to lead the market in bringing breakthrough products to people faster, better and more efficiently than the competition. That means we need to find every ounce of innovation existing in our companies, the best technology, the best processes, the best talent and create something better than what our competition can create. And we need to do this while our industry is evolving, the pandemic has clearly hastened the evolution towards decentralised trials, mobile health technologies and wearables to provide real time access to biometric data, the use of medicine direct to patient paradigms which bring the trial and investigator to the patient, improving access to patients and addressing the key impediments to trial success. We know that trials generally fail because we can’t get enough patients quick enough which is why they are not done on time and that they are so expensive. We need to solve that particularly problem and be ready for that. It is our collective belief of the Executive team that ICON and PRA are best positioned to exploit the changes that are happening within our industry through our existing tools, capabilities, expertise and geographic scale that we have as a combined company.

Simon Holmes: I was involved with some early discussions with Harris and the team, clearly if all we do is put our two organisations together, say we are close to number one and continue doing things the way we are, we will fail. If you want to lead it is not about being the biggest in size, it is about showing leadership and helping to move this industry forward. We have to drive the agenda for areas such as hybrid trials, DCT trials with economies of scale, we should have more scope then to drive things forward.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between ICON public limited company, a public limited company in Ireland (“ICON”) and PRA Health Sciences, Inc., a Delaware corporation (“PRA”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding ICON’s and PRA’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of ICON’s and PRA’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite ICON and PRA stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; litigation relating to the potential transaction that has been or could be instituted against ICON, PRA or their respective directors; the effects of disruption to ICON’s or PRA’s respective businesses; restrictions during the pendency of the potential transaction that may impact ICON’s or PRA’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on ICON’s or PRA’s stock prices; transaction costs; ICON’s ability to achieve the benefits from the proposed transaction; ICON’s ability to effectively integrate acquired operations into its own operations; the ability of ICON or PRA to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of ICON’s or PRA’s control (including public health crises, such as pandemics and epidemics); risks regarding PRA’s ability to maintain large customer contracts or enter into new contracts; PRA’s ability to attract suitable investigators and patients for its clinical trials; PRA’s ability to keep pace with rapid technological change; PRA’s potential liability if a patient is harmed; and the factors set forth under the heading “Risk Factors” of ICON’s Annual Report on Form 20-F and PRA’s Annual Report on Form 10-K and most recent Quarterly Report on Form 10-Q, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither ICON nor PRA assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, ICON has filed a registration statement on Form F-4 (File No. 333-254891) with the SEC containing a prospectus of ICON that also constitutes a proxy statement of each of ICON and PRA. The registration statement, as amended, was declared effective, by the SEC on April 28, 2021. Each of ICON and PRA commenced mailing copies of the definitive joint proxy statement/prospectus to stockholders of ICON and PRA, respectively, on or about April 28, 2021. ICON and PRA may also file other documents with the SEC regarding the potential transaction. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that ICON or PRA have filed or may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF ICON AND PRA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by ICON or PRA through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ICON are available free of charge on ICON’s website at https://www.iconplc.com and copies of the documents filed with the SEC by PRA are available free of charge on PRA’s website at https://www.prahs.com/. Additionally, copies may be obtained by contacting the investor relations departments of ICON or PRA.

ICON and PRA and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of ICON is set forth in its annual report on Form 20-F, which was filed with the SEC on February 24, 2021. Information about the directors and executive officers of PRA is set forth in its Amendment to Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, which was filed with the SEC on March 30, 2021. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction are included in the registration statement and joint proxy statement/prospectus and other relevant materials filed with the SEC.

The term “PRA” and such terms as “the company,” “the corporation,” “our,” “we,” “us” and “its” may refer to PRA Health Sciences, Inc., one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.